# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### August 6, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### American Greetings Corporation

### File No. 001-13859 - CF#28572

_____

American Greetings Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 7, 2010.

Based on representations by American Greetings Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1　　　　　　through July 2, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Loan Lauren P. Nguyen
Special Counsel